June 20, 2008

David R. Humphrey
Branch Chief-Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Supplemental Response regarding the Cosi, Inc. Form 10-K for the Year-Ended December 31, 2007 and Schedule 14A (File 000-50052)

Dear Mr. Humphrey:

Set forth below are our responses to the supplemental comments of the Staff of the Securities and Exchange Commission ("Commission") as received by letter dated June 13, 2008 ("Supplemental Comment Letter"). The Staff's comments have been reproduced in this letter, and our responses follow each comment.

FORM 10-K (FISCAL YEAR-ENDED DECEMBER 31, 2007

Item 7 - Liquidity and Capital Resources

SEC
Comment 1.  We note that the balance sheet line item "Other long-term liabilities" includes accrued contractual lease increases of approximately $5.4 million as described n the seventh paragraph under "Commitments" of Note 12 to the audited financial statements. In future filings, under the MD&A section of "Contractual Obligations", please include these accrued contractual lease increases or expand note (2) to the table if such obligation is reflected in the tabular line item "Operating leases." In addition, with regards to your March 31, 2008 Quarterly Report on Form 10-Q, please expand note (1) of the MD&A section of "Contractual Obligations," to describe the nature of this 'long-term debt' obligation as discussed in your supplemental response as a trademark infringement settlement. Please revise in future filings.

Cosi
Response:   We agree with your comment and in future filings will expand our note (2) to the "Contractual Obligations" table as this amount is already included within the operating lease obligations reported. We will also expand our description of the nature of the "long-term debt" obligation reported in the "Contractual
            Obligations" table.

SCHEDULE 14A

Components and Analysis of Total Compensation, page 18

SEC
Comment 2.  Although we note your response to prior comment 6, the disclosure in your proxy statement appears to indicate that your incentive compensation is largely determined by whether certain performance goals have been achieved. As such, please confirm that you will disclose these performance goals in your future filings or clarify to us, and in future filings, what you mean by the disclosure in the proxy regarding company and individual performance goals as it relates to annual cash incentive compensation and long-term equity-based compensation. To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us at this time with a detailed explanation for such conclusion.

Cosi
Response:   We agree that, in future filings, we will disclose specific performance goals considered by the compensation committee in determining incentive compensation for our named executive officers. In addition, in future filings, we will clarify how company and individual performance goals for named executive officers relate to annual cash incentive compensation and long-term equity-based compensation awards made by the compensation committee.

      In connection to our response to the Supplemental Comment Letter, we acknowledge that:

  1. Cosi, Inc. (the "Company") is responsible for the adequacy and accuracy of the disclosure in the filing.

  2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing.

  3. Cosi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses or if any additional information is needed, please contact me at (847) 597-8803.

Very truly yours,
COSI, INC.


/s/ William E. Koziel
William E. Koziel,
Chief Financial Officer